- - ---------------------------------------------------------------------------
- - ---------------------------------------------------------------------------



                      SECURITIES AND EXCHANGE COMMISSION


                            WASHINGTON, D.C. 20549


                                  FORM 11-K

(Mark One)
   [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
        SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

   For the fiscal year ended December 31, 1993

                                      OR

   [  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
        SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


For the transition period from __________ to __________

Commission file number 2-50853









                           THE COASTAL CORPORATION
                                 THRIFT PLAN
                           (Full title of the plan)









                           THE COASTAL CORPORATION
                                Coastal Tower
                             Nine Greenway Plaza
                          Houston, Texas 77046-0995
            (Name of issuer of the securities held pursuant to the
             plan and address of its principal executive office)



- - ---------------------------------------------------------------------------
- - ---------------------------------------------------------------------------

                         INDEPENDENT AUDITORS' REPORT


Administrator
The Coastal Corporation Thrift Plan
Houston, Texas


We have audited the accompanying statements of net assets available for plan benefits of The Coastal Corporation Thrift Plan (the "Plan") as of December 31, 1993 and 1992, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1993 and 1992, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules 1 through 10 and Items 27a and 27d are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.




                                        DELOITTE & TOUCHE


Houston, Texas
June 20, 1994

                     THE COASTAL CORPORATION THRIFT PLAN
             STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS


                                                                                        December 31,
                                                                             --------------------------------
                                                                                  1993              1992
                                                                             --------------    --------------
ASSETS

Investments, at market:
   Securities of The Coastal Corporation:
      Common Stock  . . . . . . . . . . . . . . . . . . . . . . . . .        $  240,082,133    $  190,941,220
      Class A Common Stock  . . . . . . . . . . . . . . . . . . . . .               874,486           858,426
      $1.83 Cumulative Convertible
        Preferred Stock, Series B . . . . . . . . . . . . . . . . . .                92,353           139,685
   Challenger International, Ltd. Common Stock  . . . . . . . . . . .                41,876            15,550
   Valero Energy Corporation Common Stock . . . . . . . . . . . . . .             1,239,579         1,626,527
   Insurance Contracts  . . . . . . . . . . . . . . . . . . . . . . .            86,499,782        85,372,056
   Unaffiliated Stock . . . . . . . . . . . . . . . . . . . . . . . .            16,132,405        14,632,613
   Other  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             1,436,165           244,475
                                                                             --------------    --------------
Total Investments . . . . . . . . . . . . . . . . . . . . . . . . . .           346,398,779       293,830,552
                                                                             --------------    --------------

Receivables:
   Contributions  . . . . . . . . . . . . . . . . . . . . . . . . . .                     -         1,115,560
   Dividends  . . . . . . . . . . . . . . . . . . . . . . . . . . . .               890,263           840,474
   Interest . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                 2,581             3,268
                                                                             --------------    --------------
Total Receivables . . . . . . . . . . . . . . . . . . . . . . . . . .               892,844         1,959,302
                                                                             --------------    --------------

Cash    . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                 7,735                 6
                                                                             --------------    --------------

       TOTAL ASSETS . . . . . . . . . . . . . . . . . . . . . . . . .           347,299,358       295,789,860
                                                                             --------------    --------------


LIABILITIES

Payable to employer . . . . . . . . . . . . . . . . . . . . . . . . .                22,338            29,112
Payable to participants . . . . . . . . . . . . . . . . . . . . . . .             4,460,314         1,161,565

                                                                             --------------    --------------

        TOTAL LIABILITIES . . . . . . . . . . . . . . . . . . . . . .             4,482,652         1,190,677
                                                                             --------------    --------------


NET ASSETS AVAILABLE FOR PLAN BENEFITS  . . . . . . . . . . . . . . .        $  342,816,706    $
294,599,183
                                                                             --------------    --------------
                                                                             --------------    --------------



               See Notes and Schedules to Financial Statements.


                     THE COASTAL CORPORATION THRIFT PLAN
       STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                                                     For the Year Ended
                                                                                        December 31,
                                                                             --------------------------------
                                                                                  1993              1992
                                                                             --------------    --------------
ADDITIONS:
Investment income:
   Dividends  . . . . . . . . . . . . . . . . . . . . . . . . . . . .        $    4,006,507    $    3,778,724
   Interest . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             6,922,527         7,646,655
                                                                             --------------    --------------
   Total investment income  . . . . . . . . . . . . . . . . . . . . .            10,929,034        11,425,379
                                                                             --------------    --------------


Realized gains on investments (Note 6)  . . . . . . . . . . . . . . .             4,045,420         1,349,604
                                                                             --------------    --------------


Net change in unrealized appreciation (depreciation)
   of investments (Note 7)  . . . . . . . . . . . . . . . . . . . . .            33,703,833        (7,455,951)
                                                                             --------------    --------------


Contributions:
   Employer . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            18,666,859        16,572,749
   Forfeitures  . . . . . . . . . . . . . . . . . . . . . . . . . . .              (189,930)         (185,507)
                                                                             --------------    --------------
      Net employer contributions  . . . . . . . . . . . . . . . . . .            18,476,929        16,387,242
                                                                             --------------    --------------
   Rollover from other plans  . . . . . . . . . . . . . . . . . . . .                15,078            32,016
   Participants . . . . . . . . . . . . . . . . . . . . . . . . . . .            19,943,889        18,935,793
                                                                             --------------    --------------
   Total contributions  . . . . . . . . . . . . . . . . . . . . . . .            38,435,896        35,355,051
                                                                             --------------    --------------

DEDUCTIONS:

Withdrawals . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           (38,896,660)      (24,219,636)
                                                                             --------------    --------------

   Net increase . . . . . . . . . . . . . . . . . . . . . . . . . . .            48,217,523        16,454,447
                                                                             --------------    --------------


NET ASSETS AVAILABLE FOR PLAN BENEFITS:

   Beginning of Year  . . . . . . . . . . . . . . . . . . . . . . . .           294,599,183       278,144,736
                                                                             --------------    --------------
   End of Year  . . . . . . . . . . . . . . . . . . . . . . . . . . .        $  342,816,706    $  294,599,183
                                                                             --------------    --------------
                                                                             --------------    --------------



               See Notes and Schedules to Financial Statements.


                     THE COASTAL CORPORATION THRIFT PLAN
                        NOTES TO FINANCIAL STATEMENTS


1.    Description of the Plan

      General

      The Coastal Corporation Thrift Plan (the "Plan") is primarily an employee stock purchase plan which is registered under the Securities Act of 1933, as amended and designed to provide a systematic means whereby the contributions of eligible employees of The Coastal Corporation and participating subsidiaries ("Coastal" or "Company") may be invested for the benefit of the participating employees. The Plan is administered by Coastal; and pursuant to the provisions of the Plan, an Administrative Committee comprised of Coby C. Hesse, Ronald A. Brownlee, Austin M. O'Toole and E. C. Simpson, all of whom are employees of Coastal, has been appointed to carry out certain duties under the Plan. Texas Commerce Bank National Association (the "Trustee") (formerly Ameritrust Texas, N.A.) is the Trustee of the Plan Trust (the "Trust"). All employees eligible for participation in the Plan receive a prospectus and an employee handbook, which may be updated by supplements from time to time, containing a general description of the Plan. The Trustee holds the investment assets of the Plan and executes transactions relating thereto.

      Termination of the Plan

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). In the event of termination, participants will become 100 percent vested in their accounts.

      Amendment

      The Plan was amended to comply with Internal Revenue Code (the "Code")
Section 401(a)(17) regarding the amount of compensation and earnings that may be taken into account; and Section 401(a)(31) to provide for eligible rollover distributions. Also, the Plan was amended, effective January 1, 1990 to modify the definition of Employee by deleting the exclusion relating to part time and temporary employees.

2.    Summary of Significant Accounting Policies

      Accounting Basis

      The financial statements of the Plan are prepared on the accrual basis of accounting.

      Marketable Securities

      Securities valuations are based on the last recorded sales price at December 31, 1993 and 1992, as reported by the principal securities exchange on which the security is traded, or the average of the bid and the asked price if sold over the counter. Realized gains and losses reported on the sale or withdrawal of securities by participants are based on the difference between market values of the securities sold and/or issued at the effective dates and the market value at the beginning of the year and cost of securities purchased during the year.

      Insurance Contracts



      Guaranteed investment contracts with The Travelers Insurance Company, Provident Life & Accident Insurance Company, Pacific Mutual Life Insurance Company and Prudential Insurance Company of America are stated at contract value as reported by the respective insurance companies.

      Federal Income Taxes

      The Company received its most recent determination letter dated November 27, 1987 from the Internal Revenue Service which states the Plan meets the exemption requirements of Section 401(a) of the Code; and therefore, the Trust is exempt from taxation under Section 501(a) of the Code. Since that determination, certain amendments have been made. It is the opinion of management that, on the basis of the Internal Revenue Service's prior determination, and existing federal income tax laws, the Plan, as amended, continues to be qualified. Accordingly, no provision has been made for federal income taxes.

3.    Contributions to the Plan

      Employee Contributions

      Upon enrollment, a participant may elect to contribute to the Plan on a before or after tax basis, by means of regular payroll deductions, initially two percent (2%) and increasing to eight percent (8%) over a period of years, in increments of one percent (1%) of the participant's basic compensation up to $200,000 as adjusted for cost of living adjustments ($235,840 for 1993) and up to $150,000 beginning in 1994 or such greater amount as may be allowed by Section 401(a) of the Code. Generally, "basic compensation" means fixed salaries or wages per hour, sales commissions, and truck mileage and loading which are paid by the Company to the participant, excluding compensation for bonuses, overtime and other incentive compensation.

      Employee contributions to the Plan, except those contributed pursuant to Section 401(k) of the Code, are taxed at ordinary income tax rates as a part of their salary. The employer contributions, investment income, employee contributions under provisions of Section 401(k), and unrealized appreciation are not taxable to the employee until withdrawal.

      Employer Contributions

      The Company will make Company matched contributions for the account of the participant at an amount equal to the employee contributions subject to a maximum rate of two percent (2%) of the employee's basic compensation (as defined above) during the first and second year of active participation in the Plan; thereafter, the Company matched contributions are increased to not more than four percent (4%) during the third and fourth years of active participation, six percent (6%) during the fifth and sixth years of active participation and eight percent (8%) after six years of active participation in the Plan. However, participants in the Company's coal and freight operations are not eligible for Company matched contributions.

      Vesting

      A participant's balance in the Trust is vested in such participant at all times, except that his interest in the Company's contributions and appreciation and earnings thereon becomes vested at the rate of 20% upon completion of each twelve months of Active Participation (as defined in the Plan); such vesting continues, on a cumulative basis, until a participant becomes fully vested. Any period of time during which a participant has



declined to contribute to the Plan is not included in the determination of vesting of Company contributions.

4.    Investment Programs*

      Funds in Which Current Employee Contributions Are Invested:

      The Coastal Common Stock Fund is a fund invested in the common stock of Coastal. Cash dividends thereon are reinvested in such Common Stock Fund.

      The Diversified Fund is an unsegregated fund invested in capital stocks of issuers (other than Coastal or any subsidiary thereof), notes, bonds, debentures, and other similar types of investments. A portion of the Diversified Fund may be retained in cash or invested temporarily in commercial paper, certificates of deposit or savings accounts.

      The Interest Income Fund is an unsegregated fund invested in interest bearing investments such as bonds, notes, debentures, commercial paper, savings accounts, savings certificates, deposit accounts maintained by one or more legal reserve life insurance companies which provide for the payment of fixed or variable rates of interest for specified periods of time, and other similar types of investments. A portion of the Interest Income Fund may be retained in cash.

      All employer matched contributions are invested in the Coastal Common Stock Fund only.

      Funds in Which Current Employee Contributions Are Not Invested:

      The Coastal Preferred Stock Fund is a fund established to hold $1.83 Cumulative Convertible Preferred Stock, Series B of Coastal. Dividends declared on such Preferred Stock are invested in the Coastal Common Stock Fund. Each participant may elect to convert his interest in this fund into Coastal Common Stock.

      The Valero Stock Fund is a fund established to hold the common stock of Valero Energy Corporation ("Valero") received as a result of the spin-off of Valero by Coastal. A participant may direct the sale of Valero Common Stock in his account and have the proceeds invested in the Diversified Fund or in the Coastal Common Stock Fund. In addition, the participant may direct that the proceeds from sales of stock attributable to his contributions and earnings thereon be invested in the Interest Income Fund. Dividends or other cash realized from Valero Common Stock are invested in the Diversified Fund unless the participant elects to have such cash invested in the Coastal Common Stock Fund.

      The International Stock Fund is a fund established to hold the common stock of Challenger International, Ltd. ("Challenger"), formerly Coastal International, Ltd., issued as a result of the spin-off of Challenger by Coastal. A participant may direct the sale of Challenger Common Stock in his account and have the proceeds invested in the Coastal Common Stock Fund or the Diversified Fund or to have Challenger Common Stock, attributable to the participant's contributions and earnings sold, and the proceeds invested in the Interest Income Fund. Dividends or other cash realized from Challenger Common Stock are invested in the Coastal Common Stock Fund.




     * For the Statement of Changes in Net Assets Available for Plan Benefits by Fund, refer to Schedule 10.



      The Coastal Class A Common Stock Fund is a fund invested in Class A Common Stock of Coastal received as a result of a stock dividend in 1984. Dividends declared on Coastal Class A Common Stock are invested in the Coastal Common Stock Fund. A participant may have the Class A Common Stock in his account converted to Coastal Common Stock. Class A Common Stock attributable to a participant's own contributions and earnings may be converted into Coastal Common Stock, the Common Stock sold and the proceeds invested in the Diversified Fund or the Interest Income Fund.

      The Fixed Income Fund is a fund invested in deposit accounts maintained by one or more legal reserve life insurance companies for the benefit of employees who had a beneficial interest, as of December 31, 1985, in the Fixed Income Fund of the American Natural Resources System Companies Employees' Savings Plan (the "ANR Fixed Income Fund"). Balances in the ANR Fixed Income Fund as of December 31, 1985, were transferred to the Fixed Income Fund of the Plan as of January 1, 1986 and no contributions to this fund have been made since that date. A participant may elect to transfer his account balance to either the Coastal Common Stock Fund, the Diversified Fund, or the Interest Income Fund.

5.    Administrative Costs

      All administrative Plan expenses, including fees and Trustee expenses, are paid by Coastal or its participating subsidiaries. Brokerage fees, taxes and other transaction fees are paid from Plan assets.







































6.    Realized Gain (Loss) on Investments

      The following is a summary of realized gains (losses) on investments for the years ended December 31, 1993 and 1992:

                                                   1993                                               1992
                              ---------------------------------------------     ---------------------------------------------
                                   Sales                                             Sales
                                 Proceeds                                           Proceeds
                                 or Market       Aggregrate      Realized          or Market       Aggregate
Realized
                                 Value of         Carrying         Gain             Value of         Carrying        Gain
        Securities              Withdrawals        Amount         (Loss)          Withdrawals         Amount
   (Loss)
- - --------------------------    --------------    ------------    -----------     --------------     ------------   -----------
Coastal Common Stock Fund:
  The Coastal Corporation
    Common Stock              $   29,866,438    $ 26,650,359    $ 3,216,079     $    19,823,450    $
18,512,950   $ 1,310,500

Diversified Fund:
  Unaffiliated marketable
    securities                    13,126,857      12,314,214        812,643          15,731,585
15,684,198        47,387

Coastal Class A Common Stock
Fund:
  The Coastal Corporation
    Class A Common Stock             116,615         109,061          7,554             128,348
113,160        15,188

Coastal Preferred Stock Fund:
  The Coastal Corporation
    $1.83 Cumulative Convertible
    Preferred Stock, Series B         57,250          53,417          3,833               6,305           5,865
         440

Valero Stock Fund:
  Valero Energy Corporation
    Common Stock                     309,341         309,750           (409)            215,289         239,220
     (23,931)

International Stock Fund:
  Challenger International, Ltd.
    Common Stock                       8,622           2,902          5,720               1,591           1,571
        20
                              --------------    ------------    -----------     --------------     ------------   -----------
                              $   43,485,123    $ 39,439,703    $ 4,045,420     $    35,906,568    $
34,556,964   $ 1,349,604
                              --------------    ------------    -----------     --------------     ------------   -----------
                              --------------    ------------    -----------     --------------     ------------   -----------


















7.  Net Changes in Unrealized Appreciation (Depreciation) of Investments

    During 1993 and 1992 the fair value of investments (including investments bought and sold, as well as held during the year) appreciated (depreciated) as follows:

                                                                      1993                1992
                                                                  -------------       -------------
       Coastal Common Stock                                       $  32,758,988       $  (7,863,590)
       Coastal Preferred Stock                                            9,452               9,210
       Coastal Class A Common Stock                                     130,994             (26,966)
       Valero Common Stock                                              (92,839)           (488,847)
       Challenger International Common Stock                             28,458               3,888
       Unaffiliated Common Stock                                        868,780             910,354
                                                                  -------------       -------------
                                                                  $  33,703,833       $  (7,455,951)
                                                                  -------------       -------------
                                                                  -------------       -------------










































8.  Unit Values

    For the funds which assign units to participants, the following table sets forth the number of units and unit values:

                                               1993                                   1992
                                ----------------------------------     ----------------------------------

                                    Employee           Net Asset           Employee           Net Asset
                                     Units               Value               Units              Value
                                  Outstanding          Per Unit           Outstanding          Per Unit
                                ----------------     -------------     ----------------     -------------

       Diversified Fund              2,977,353         $  5.474             3,124,329          $  4.722
       Interest Income Fund         21,739,079         $  1.000            20,621,258          $  1.000
       Fixed Income Fund            64,184,880         $  1.000            64,419,048          $  1.000











































                                                     Schedule 1 - Investments *
                                                     ------------------------
                                                    Coastal Common Stock Fund
                                                    -------------------------

Security                                                  Shares             Cost            Market Value
- - --------                                                ---------       --------------      ---------------
The Coastal Corporation
   Common Stock:

   December 31, 1993(1)                                 8,501,355       $  144,927,029      $   240,082,133
                                                        ---------       --------------      ---------------
                                                        ---------       --------------      ---------------

   December 31, 1992                                    7,997,538       $  125,591,056      $   190,941,220
                                                        ---------       --------------      ---------------
                                                        ---------       --------------      ---------------

   *    See also Schedule 9.
   (1)  Exceeds 5% of net assets.


                                                     Schedule 2 - Investments
                                                     ------------------------
                                                      Coastal Class A Common
                                                            Stock Fund
                                                   ----------------------------

                                                          Shares             Cost            Market Value
                                                        ---------       --------------      ---------------
The Coastal Corporation
   Class A Common Stock:

   December 31, 1993                                       31,059       $      347,871      $       874,486
                                                                        --------------      ---------------

   December 31, 1992                                       35,955       $      402,635      $       858,426
                                                                        --------------      ---------------
                                                                        --------------      ---------------


                                                     Schedule 3 - Investments *
                                                     ------------------------
                                                         Valero Stock Fund

                                                          Shares             Cost            Market Value
                                                        ---------       --------------      ---------------
Valero Energy Corporation
   Common Stock:

   December 31, 1993                                       58,366       $      295,785      $     1,239,579
                                                                        --------------      ---------------
                                                                        --------------      ---------------

   December 31, 1992                                       71,105       $      360,343      $     1,626,527
                                                                        --------------      ---------------
                                                                        --------------      ---------------

   *    See also Schedule 9.


                                                     Schedule 4 - Investments *
                                                     ------------------------
                                                     International Stock Fund
                                                     ------------------------

                                                          Shares             Cost            Market Value
                                                        ---------       --------------      ---------------
Challenger International,
   Ltd. Common Stock:

   December 31, 1993                                       12,910       $        4,373      $        41,876
                                                                        --------------      ---------------
                                                                        --------------      ---------------

   December 31, 1992                                       15,550       $        5,267      $        15,550
                                                                        --------------      ---------------
                                                                        --------------      ---------------

   *    See also Schedule 9.


































                                                     Schedule 5 - Investments *
                                                     ------------------------
                                                   Coastal Preferred Stock Fund
                                                   ----------------------------

                                                          Shares             Cost            Market Value
                                                        ---------       --------------      ---------------
The Coastal Corporation
   $1.83 Cumulative Convertible
   Preferred Stock, Series B:

   December 31, 1993                                          911       $       25,847      $        92,353
                                                                        --------------      ---------------
                                                                        --------------      ---------------
   December 31, 1992                                        1,535       $       43,551      $       139,685
                                                                        --------------      ---------------
                                                                        --------------      ---------------

   *    See also Schedule 9.

                                                     Schedule 6 - Investments *
                                                     ------------------------
                                                       Interest Income Fund
                                                     ------------------------

                                                          Shares             Cost            Market Value
                                                          ---------       --------------      ---------------
December 31, 1993:
   Insurance Contracts:
     Pacific Mutual Life Insurance Company(1)                 N/A       $    4,041,174      $     4,041,174
     Provident Life & Accidental Insurance Company(1)         N/A            4,625,065            4,625,065

     Travelers Insurance Company(1)                           N/A           13,246,083           13,246,083
                                                                        --------------      ---------------
                                                                        $   21,912,322      $    21,912,322
                                                                        --------------      ---------------
                                                                        --------------      ---------------

December 31, 1992:
   Insurance Contracts:
     Provident Life & Accident Insurance Company              N/A       $    5,076,002      $     5,076,002
                                                                        --------------      ---------------
     Travelers Insurance Company                              N/A           15,588,297           15,588,297
                                                                        --------------      ---------------
                                                                        $   20,664,299      $    20,664,299
                                                                        --------------      ---------------
                                                                        --------------      ---------------

   *    See also Schedule 9.
   (1)  Exceeds 5% of net assets.







                                                     Schedule 7 - Investments *
                                                     ------------------------
                                                         Fixed Income Fund
                                                     ------------------------

                                                          Shares             Cost            Market Value
                                                        ---------       --------------      ---------------

December 31, 1993:   Insurance Contracts:
     Pacific Mutual Life Insurance Company(1)                 N/A       $   13,171,399      $    13,171,399

     Provident Life & Accidental Insurance Company(1)         N/A           14,156,452           14,156,452
     Prudential Insurance Company of America                  N/A            8,077,756            8,077,756

     Travelers Insurance Company(1)                           N/A           29,181,853           29,181,853
                                                                        --------------      ---------------
                                                                        $   64,587,460      $    64,587,460
                                                                        --------------      ---------------
                                                                        --------------      ---------------

December 31, 1992:
   Insurance Contracts:
     Provident Life & Accident Insurance Company              N/A       $   14,937,323      $
14,937,323
     Prudential Insurance Company of America                  N/A           16,968,223           16,968,223

     Travelers Insurance Company                              N/A           32,802,211           32,802,211
                                                                        --------------      ---------------
                                                                        $   64,707,757      $    64,707,757
                                                                        --------------      ---------------
                                                                        --------------      ---------------

   *    See also Schedule 9.
   (1)  Exceeds 5% of net assets.





























                                                     Schedule 8 - Investments *
                                                     ------------------------
                                                         Diversified Fund
                                                     ------------------------


Security - December 31, 1993                              Shares             Cost            Market Value
- - --------                                                ---------       --------------      ---------------
Preferred stock
American Express Company                                    4,100       $      150,675      $       162,975
Delta Airline                                               5,425              275,990              290,238
Ford Motor Company                                          2,300              232,439              249,550
Freeport McMoran Incorporated                               5,900              154,986              182,900
General Motors Corporation                                  3,900              212,189              213,525
Kmart Corporation                                           1,800               81,333               80,100
Sears Roebuck & Company                                     2,400              128,962              135,000
Tenneco Incorporated                                        3,300              136,261              138,187
                                                          --------      --------------      ---------------
                                                           29,125            1,372,835            1,452,475
                                                          --------      --------------      ---------------

Common stock
Aetna Life & Casualty Company                               5,600              273,325              338,100
Alexander & Alexander SRV                                   8,800              220,963              171,600
Alltel Corporation                                          3,000               80,430               88,500
American Cyanamid Company                                   4,400              225,053              221,100
American Express Company                                    7,960              206,945              245,765
American General Corporation                                4,270              104,852              122,229
Aon Corporation                                             5,270              239,603              254,936
Amoco Corporation                                           3,510              178,071              185,591
Atlantic Richfield Company                                  3,090              340,973              325,223
Avon Products Incorporated                                  5,800              291,680              282,025
Bankers Trust New York Corporation                          2,035              138,421              161,019
Baxter International Incorporated                           4,000               91,053               97,500
BCE Inc.                                                    4,800              168,966              167,400
British Telecommunications                                  3,825              241,699              272,053
Chemical Banking Corporation                                2,900              104,407              116,362
Cigna Corporation                                           1,600              103,248              100,400
Corestate Financial Corporation                             8,450              207,983              220,756
DANA Corporation                                            2,920              108,014              174,835
Dow Chemical Company                                        1,200               63,604               68,100
Dupont E. I. de Nemours & Company                           5,825              242,138              281,056
Dun & Bradstreet Corporation                                2,300              114,574              141,738
Eastman Kodak Company                                       5,325              253,754              299,531
Entergy Corporation                                         2,700               98,537               97,200
Exxon Corporation                                           5,040              305,119              318,150
First Union Corporation                                     6,485              258,674              267,506
Freeport McMoran Incorporated                              12,920              269,753              255,170
GTE Corporation                                             5,360              151,374              187,600
Grace W. R. & Company                                      11,900              444,799              483,437
Hubbel Harvey Incorporated                                  3,100              163,385              167,788
Imperial Chemical Industries                                6,600              332,790              311,850
Kmart Corporation                                           4,100              105,531               88,150
Keycorp                                                     7,190              248,136              254,346
Kimberly Clark Corporation                                    500               25,758               25,937






Lincoln National Corporation                                7,530              218,006              327,555
Marsh & McLennan Cos Inc                                    3,000              252,317              243,750
McDermott International Inc.                               11,400              272,667              302,100
McGraw Hill Incorporated                                    5,060              281,632              342,183
Meridian Bancorp Incorporated                               6,000              184,677              171,000
Minnesota Mining & Manufacturing                            2,670              263,458              290,362
Monsanto Company                                            1,240               81,183               90,985
NationsBank Corporation                                     4,955              226,845              242,795
Niagara Mohawk Power Corporation                            4,000               82,240               81,000
Occidental Petroleum Corporation                            9,750              182,903              165,750
PNC Bank Corporation                                        8,000              239,812              232,000
PPG Industries Incorporated                                 1,400               93,278              106,225
Pacific Telesis Group                                       4,810              228,069              260,942
Penney J C Incorporated                                     4,290              124,060              225,761
Public Service Enterprises                                  2,500               75,795               80,000
Royal Dutch Petroleum Company                               2,600              235,069              271,375
Saint Paul Companies Incorporated                           2,930              197,937              263,334
Simon PPTY Group Incorporated                               6,300              140,175              142,538
Sundstrand Corporation                                      2,900              113,913              121,800
Teledyne Incorporated                                       6,900              177,150              179,400
Tenneco Incorporated                                        7,400              297,040              389,425
Texaco Incorporated                                         3,630              225,630              235,043
Texas Utilities Company                                     2,400              103,461              103,800
Thomas & Betts Corporation                                  5,885              321,140              344,273
Times Mirror Company                                        4,000              121,458              133,500
Timken Company                                              2,500               81,088               84,063
Transcanada Pipelines LTD                                  15,500              229,421              238,313
Ultramar Corporation                                        7,525              113,983              190,947
Union Camp Corporation                                      3,415              155,788              162,639
United Technologies Corporation                             3,475              179,738              215,450
USX Marathon Group                                         14,095              271,195              232,568
Warner Lambert Company                                      3,800              252,127              256,500
Witco Corporation                                           9,700              252,315              309,188
Woolworth Corporation                                      10,275              277,315              260,728
Xerox Corporation                                           3,670              271,736              328,006
YPF SCOIEDAD ANONIMA                                        4,000               79,240              104,000
Zeneca Group PLC                                            4,233              118,442              157,679
                                                          --------      --------------      ---------------
                                                          366,513           13,425,915           14,679,930
                                                          --------      --------------      ---------------
                                                          --------      --------------      ---------------

GRAND TOTAL                                               395,638       $   14,798,750      $    16,132,405
                                                          --------      --------------      ---------------
                                                          --------      --------------      ---------------

   *    See also Schedule 9.
   (1)  Exceeds 5% of net assets.
















                                                    Schedule 8a - Investments *
                                                    -------------------------
                                                         Diversified Fund
                                                    -------------------------


Security - December 31, 1992                              Shares             Cost            Market Value
- - --------                                                ---------       --------------      ---------------
Preferred stock
Delta Airlines                                              2,925      $       146,250     $        154,659
Freeport-McMoran Incorporated                               7,900              202,699              225,150
                                                         --------       --------------       --------------
                                                           10,825              348,949              379,809
                                                         --------       --------------       --------------

Common stock
American Brands Incorporated                                3,555              137,663              143,978
American Express Company                                    5,360              119,353              133,330
American General Corporation                                4,385              215,353              249,945
American Home Products Corp.                                3,170              124,481              213,975
Amoco Corporation                                           3,510              178,071              171,112
AON Corporation                                             3,970              172,087              214,380
Armstrong World Industries                                  3,000               86,952               95,625
Atlantic Richfield Company                                  1,190              140,604              136,552
B.A.T. Industries Limited                                   9,750              140,211              143,813
Bankers Trust New York Corp.                                1,935              123,819              132,547
Bell Atlantic Corporation                                   1,950               92,249               99,938
Bowater Incorporated                                        1,500               38,340               36,187
Bristol Myers Squibb Company                                5,070              400,170              342,225
British Telecommunications Plc                              2,925              185,883              179,522
Burlington Northern Incorporated                            1,900               70,342               82,650
Cigna Corporation                                             100                5,293                5,863
Chemical Banking Corporation                                3,900              140,410              150,637
Comerica Incorporated                                       2,630              146,809              168,320
Continental Corporation                                     5,700              152,514              153,188
Corestates Financial Corp.                                  2,825              125,713              161,378
Dana Corporation                                            5,920              190,798              278,240
Deere & Company                                             2,100              101,341               91,875
Dow Chemical Company                                        2,900              159,006              166,025
Dresser Industries Incorporated                            10,775              200,120              193,950
Du Pont E. I. de Nemours & Company                          6,725              279,550              316,916
Dun & Bradstreet Corporation                                4,875              238,137              281,531
Eastman Kodak Company                                       6,725              282,580              272,363
Exxon Corporation                                           2,340              135,798              143,032
Federal Paper Board Inc.                                    2,700               72,034               66,488
First Union Corporation                                     4,485              164,396              195,658
Ford Motor Company Delaware                                 5,680              223,802              243,530
Freeport-McMoran Incorporated                              10,920              230,633              189,735
GTE Corporation                                             5,360              151,374              185,590
General Electric Company                                    3,200              240,778              273,600
Goodrich B F Company                                        3,485              164,458              170,329
Grace W R & Company                                         3,900              140,260              156,975
Hong Kong Telec ADR                                         1,755               58,678               64,716
Integra Financial Corporation                               4,000              152,567              166,500
Kmart Corporation                                           9,000              237,665              220,500






Keycorp                                                     4,190              131,793              161,839
Lincoln National Corporation                                2,615              118,969              193,510
Maytag Corporation                                          4,600               65,568               68,425
McDermott International Inc.                               12,700              300,152              293,687
McGraw Hill Incorporated                                    5,360              288,990              328,970
Minnesota Mining & Manufacturing                            3,120              291,289              313,950
Monsanto Company                                            2,340              153,201              134,843
National City Corporation                                   4,070              129,316              201,974
National Medical Enterprises Inc.                           4,300               54,257               53,212
Nationsbank Corp.                                           5,555              251,045              285,388
Nynex Corporation                                           1,755              142,388              147,201
Occidental Petroleum Corporation                            9,750              181,839              165,750
PNC Financial Corporation                                   5,950              147,957              169,575
PPG Industries Incorporated                                   170               10,145               11,199
Pacific Telesis Group                                       3,510              146,062              155,756
Penney J C Incorporated                                     4,095              218,533              318,386
Public SVC Enterprises Group, Inc.                          5,000              149,810              154,375
Purolator Products Company                                 11,500              174,375              184,000
Royal Dutch Petroleum Company                               1,500              131,715              121,500
Saint Paul Companies Incorporated                           2,730              179,789              210,210
Sears Roebuck & Company                                     7,580              267,711              344,890
Society Corp.                                               2,435              139,104              156,449
Sonat Incorporated                                          3,410              145,898              164,106
Southtrust Corp.                                            1,100               25,992               27,775
Spring Corporation                                          3,000               76,262               76,500
Stanley Works                                               1,950               71,292               82,875
TRW Incorporated                                            2,800              148,145              161,000
Taubman Centers Incorporated                                6,700               73,700               77,888
Tenneco Incorporated                                        4,700              163,919              190,937
Texaco Incorporated                                         2,730              166,466              163,118
Texas Utilities Company                                     3,705              149,349              157,462
Thomas & Betts Corporation                                  5,085              274,692              333,068
Times Mirror Company                                        2,500               75,921               78,125
Transamerica Corporation                                    4,190              174,136              201,120
USX-Marathon Group                                         12,095              248,323              208,639
Ultramar Corporation                                       10,725              162,455              202,434
Union Camp Corporation                                      1,415               68,144               65,267
United Technologies Corporation                             4,875              256,029              234,609
Warner Lambert Company                                      2,400              155,094              165,900
Weyerhaeuser Company                                        6,240              206,301              230,100
Williams Companies                                          1,910               64,100               74,967
Woolworth Corporation                                       8,775              239,350              277,509
Xerox Corporation                                           2,670              190,004              211,598
                                                         --------       --------------       --------------
                                                          362,970           13,029,872           14,252,804
                                                         --------       --------------       --------------

                                                          373,795      $    13,378,821     $     14,632,613
                                                         --------      ---------------     ----------------
                                                         --------      ---------------     ----------------

   * See also Schedule 9.












                                                     Schedule 9 - Investments
                                                     ------------------------
                                                      Short Term Investments
                                                      ----------------------


                                                       December 31, 1993
                                                      Texas Commerce Bank              December 31, 1992
                                                        Short Term Money                  Ameritrust Cash
                                                       Market Group Fund                  Management Fund
                                                     ----------------------            ----------------------
Coastal Common Stock Fund                                  $   995,069                       $    71,240
Diversified Fund                                               347,023                           153,525
Interest Income Fund                                            80,709                               114
Coastal Preferred Stock Fund                                         2                               112
Valero Stock Fund                                                8,565                            18,924
Fixed Income Fund                                                4,794                               291
International Stock Fund                                             3                               269
                                                           -----------                       -----------

   Total                                                   $ 1,436,165                       $   244,475
                                                           -----------                       -----------
                                                           -----------                       -----------




                                                Schedule 10 - Statement of Changes
                                                 in Net Assets Available For Plan
                                                         Benefits by Fund
                                            ------------------------------------------


                                             Beginning of Year          Change 1993              End of Year
                                             -----------------          -----------              -----------
Coastal Common Stock Fund                      $  191,988,194          $   46,377,473          $
238,365,667
Diversified Fund                                   14,801,948               1,539,386              16,341,334
Interest Income Fund                               20,625,472               1,113,607              21,739,079
Coastal Preferred Stock Fund                          136,493                 (44,138)                 92,355
Valero Stock Fund                                   1,627,441                (420,729)              1,206,712
International Stock Fund                               14,697                  26,266                  40,963
Coastal Class A Stock Fund                            859,090                 (13,374)                845,716
Fixed Income Fund                                  64,545,848                (360,968)             64,184,880
                                               --------------          --------------          --------------

      Total                                    $  294,599,183          $   48,217,523          $  342,816,706
                                               --------------          --------------          --------------
                                               --------------          --------------          --------------








                                    Item 27a - Schedule of Assets Held For Investment Purposes
                                      Employer Identification No.:  74-1734212; Plan No. 003
                                             Form 5500:  Year Ended December 31, 1993


                                                                    (c)
                          (b)                            Description of Investment
                                                       including Maturity Date, Rate               (d)               (e)
  (a)        Identity of Issue, Borrower,              of Interest, Collateral, Par              Cost of
Market
                Lessor or Similar Party                      or Maturity Value                 Acquisition          Value

- - ------    -----------------------------------      -------------------------------------       -------------     -------------
   *      The Coastal Corporation (1)              8,501,355 shares common stock               $
144,927,029     $ 240,082,133

                                                   31,059 shares Class A common stock (2)            347,871
   874,486

                                                   911 shares $1.83 convertible preferred
                                                   stock, Series B                                    25,847            92,353

          Valero Energy Corporation                58,366 shares common stock                        295,785
       1,239,579
          Challenger International, Ltd.           12,910 shares common stock                          4,373
        41,876

          Pacific Mutual Life Insurance
            Company (1)                            Guaranteed Investment contract                 17,212,573
   17,212,573

          Travelers Insurance Co.  (1)             Guaranteed Investment contract                 42,427,936
      42,427,936

          Provident Life & Accident Insurance
            Co. (1)                                Guaranteed Investment contract                 18,781,517
18,781,517
          Prudential Insurance Co. of America      Guaranteed Investment contract                  8,077,756
       8,077,756

          Texas Commerce Bank Short Term Money
            Market Group Fund                      Money Market                                    1,436,165
1,436,165

          See Schedule 8 for list of               See Schedule 8 for list of
            publicly traded companies.              Investments                                   14,798,750
16,132,405
                                                                                               -------------     -------------

                                                                                               $ 248,335,602     $ 346,398,779
                                                                                               -------------     -------------
                                                                                               -------------     -------------


*  Party-In-Interest.

(1) Exceeds 5% of net assets.

(2) Class A Common Stock may be distributed to employee participants, but cannot be transferred to other individuals or organizations.











                                          Item 27d - Schedule of Reportable Transactions
                              Series Transactions, When Aggregated, Involving an Amount in Excess of
                                         Five Percent of the Current Value of Plan Assets
                                      Employer Identification No.:  74-1734212; Plan No. 003
                                             Form 5500:  Year Ended December 31, 1993



                                        (b)
                               Description of Asset
            (a)                 (including interest            (c)           (d)           (e)           (f)           (g)
        Identity of              rate and maturity          Purchase       Selling       Cost of       Current
Net Gain
      Party Involved             in case of loan)             Price         Price         Asset         Value       Or
(Loss)
- - -------------------------  -----------------------------  ------------  ------------  ------------  ------------  ------------
* The Coastal Corporation  Common Stock:

                            Purchases (1,101,994 shares)  $29,233,045                               $31,131,330

                            Sales & distributions
                              (1,105,275 shares)                       $29,866,438   $26,650,359                $
3,216,079

* Party-In-Interest







































                                  SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                            THE COASTAL CORPORATION
                                                  THRIFT PLAN


Date:  June 28, 1994            By:            AUSTIN M. O'TOOLE
                                    --------------------------------------
                                               Austin M. O'Toole
                                    Member of the Administrative Committee
















































